Corporate Organizational Structure


HEARST RATINGS II, INC.
(Delaware)
FITCH GROUP, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH RATINGS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)

FitchRatings

2022 Form NRSRO Exhibit 4

Corporate Structure

- **Paul Taylor**, President and CEO, Fitch Group
  - **Fitch Group Operations**
    - Charles Brown, General Counsel
    - Andrew Collyer, Chief Technology Officer
    - Andy Jackson, Global Head of HR
    - Tracey Perini, CFO
  - **Ian Linnell**, President, Fitch Ratings
    - **Karen Skinner**, Chief Operating Officer
      - Andrew Currie, Analytical Business Applications
      - Julian Dennison, Global Publishing
      - Susan Launi, Regulatory Affairs, Policies and Procedures
      - Seth Lieberman, Ratings Workflow
      - Jeff Simon, Global Core Ops Corporates and FI
      - Open, Product & Data
    - **Kevin Duignan**, Global Analytical Head
      - Jeremy Carter, Global Group Head
        - Corporate Finance
      - James McCormack, Global Group Head
        - Sovereigns
      - Rui Pereira, Global Group Head
        - Structured Finance
        - Covered Bonds
      - Laura Porter, Global Group Head
        - U.S. Public Finance
        - Global Infrastructure
        - International Public Finance
      - Marjan van der Weijden, Global Group Head
        - Banks
        - Insurance
        - Funds & Asset Management
        - Non-Bank Financial Institutions
    - **Mark Oline**, Global Head of Business & Relationship Mgmt
      - Ann Flynn, Global Head Public Finance & Global Infrastructure Group
      - J. Douglas Murray, Global Head Structured Finance
      - Aymeric Poizot, Global Head Investor Relations
      - Jose Santos, Global Head Financial Institutions
      - Dmitri Surkov, Global Head Revenue Management
      - Jill Zelter, Global Head Corporates & Structured Credit
      - Carlos Fiorillo, Regional Head Latin America
      - Sing Chan Ng and Kwong Li, Regional co-Heads Asia Pacific
      - Darryl Osojnak, Head of Policy & Operations BRM
    - Andrew Steel, Global Group Head Sustainable Fitch
      - Peter Archbold, Senior Director - Analytics
      - Carmen Munoz, Senior Director - Risk
      - Marina Petroleka, Senior Director - Research
      - Gianluca Spinetti, Senior Director - Product Dev
  - Eileen Fahey, Chief Risk Officer, Fitch Group
    - Fitch Ratings
      - Richard Hunter, Chief Credit Officer
        - Regional and Group Credit Officers
        - Evaluating Committee Robustness
        - Fitch Wire
      - Bruce Legorburu, Chief Compliance Officer
        - Heather Merrigan, Designated Compliance Officer and Head of Compliance - Americas
          - Regulatory Compliance
          - Personal Conflict Monitoring
          - Compliance Infrastructure
          - Compliance Testing & Monitoring*
      - Robbie Sargent, Head of Operational Risk
      - Bart Oosterveld, Chief Criteria Officer
    - Fitch Group
      - Ian Rathie, Chief Information Security Officer
      - Gautam Mitra, Head of Internal Audit
      - Jana Weissgerber, Data Privacy Manager

Independent Directors, Fitch Ratings Inc/Fitch Ratings Ltd, Board of Directors (linked to Gautam Mitra, Head of Internal Audit, and by a dashed line to Bruce Legorburu, Chief Compliance Officer)

Bold = Member of the Fitch Ratings Executive Committee

*Reports into Stuart Jennings, Head of Compliance - EMEA.

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS CANADA, INC.*
(Canada)
FITCH RATINGS LTD
(England and Wales)
FITCH RATINGS LANKA LIMITED*
(Sri Lanka)
FITCH CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES*
(Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED+
(England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS*
(Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+
(Singapore)
IRR ADVISORY SERVICES PRIVATE LIMITED+
(India)
FITCH SOLUTIONS DEUTSCHLAND GMBH+
(Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Ltd Organizational Structure


FITCH RATINGS LTD (England and Wales)
FITCH RATINGS CIS LTD++ (England and Wales)
FITCH RATINGS IRELAND LIMITED (Ireland)
INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
FITCH INDIA SERVICES PRIVATE LIMITED* (India)
FITCH RATINGS (BEIJING) LIMITED (China)
FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
INTER ARAB RATING COMPANY E.C.* (Bahrain)
FITCH NORTH AFRICA SA*^ (Tunisia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD*# (Korea)
E-CREDIBLE NETWORKS CO., LTD*# (Korea)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH MEXICO, S.A. DE C.V. (Mexico)
FITCH RATINGS BRASIL LTDA. (Brazil)
FITCH HOLDING S.A.* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*# (Chile)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^ (Argentina)
FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*# (Uruguay)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Ltd is incorporated in England and does business in Russia and the CIS through its sole branch.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.